Exhibit 4.12

SD EXTENSION LOAN AGREEMENT

THIS AGREEMENT dated for reference June 5, 2006.

BETWEEN:

EPCOR MERCHANT AND CAPITAL L.P., a limited partnership of EPCOR Merchant and Capital Inc. and EMCC Limited formed under the laws of Alberta (hereinafter called the “Lender”)

- and -

MILLAR WESTERN FOREST PRODUCTS LTD., a corporation incorporated under the laws of Alberta (the “Borrower”)

WHEREAS pursuant to the Swap and Purchase Agreement, (i) the Borrower assigned its BR Swap Rights (as defined in the Swap and Purchase Agreement) to the Lender in exchange for an assignment from the Lender of its SD Swap Rights (as defined Swap and Purchase Agreement) and (ii) the Lender sold and assigned to the Borrower the SD Extension Rights (as defined in the Swap and Purchase Agreement).

AND WHEREAS the Lender has agreed to lend to the Borrower, and the Borrower has agreed to borrow from the Lender, the principal amount of $22,291,593 (the “Loan”) to pay the SD Extension Purchase Price on the terms and subject to the conditions of this Agreement.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which each party acknowledge, each of the parties agree as follows:

1.	Definitions. In this Agreement, including the recitals to this Agreement, unless the context otherwise requires:

(a)	“Affiliate” means, in relation to a person, any other person directly or indirectly controlling or controlled by, or under direct or indirect common control with, that person and, for the purpose of this definition, a person will be deemed to control another person if that person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of that other person, whether by operation of law, by contract, through the ownership of voting securities or otherwise;

(b)	“Amended Letter Agreement” means the Letter Agreement made between EPCOR Utilities Inc. and the Borrower dated June 29, 2001, as amended by a Letter Agreement dated June 5, 2006 made between the Lender and the Borrower

(c)	“Business Day” means any day on which banks are generally open for business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or a statutory holiday in the Province of Alberta;

(d)	“BR PSA means the Power Syndicate Agreement (Battle River) made among EPCOR PPA Management Inc., Slave Lake Pulp Partnership, a partnership of Alberta Pulp Ltd. and West Fraser Mills Ltd., Millar Western Forest Products Ltd., Dow Chemical Canada Inc. and ANC Power Company, a joint venture of West Fraser Newsprint Ltd. and WNC Power Inc. dated January 1, 2001, as amended.

(e)	“Direction to Pay” means the irrevocable order and direction to pay from the Borrower to EPMI, directing EPMI to pay to EMCLP all amounts owing to the Borrower under the SD PSA;

(f)	“EMCLP” means EPCOR Merchant and Capital L.P.;

(g)	“EPMI” means EPCOR PPA Management Inc.;

(h)	“Event of Default” means any event enumerated in paragraph 10 hereof;

(i)	“Financial Statements” shall constitute on a quarterly basis the unaudited balance sheet, income statement and statement of cash flows of a corporation including any accompanying notes, and on an annual basis the audited balance sheet, income statement, and statement of cash flows of a corporation including any accompanying notes and other schedules.

(j)	“Loan” has the meaning ascribed to such term in the second recital hereof;

(k)	“Margin L/C” has the meaning ascribed to such term in the Amended Letter Agreement;

(1)	“Mortgaged Property” means all right title, interest and estate of the Borrower in and to the SD Extension PPI and all rights and benefits of every nature and kind relating thereto, including without limitation the Borrower’s right to receive payments from EPMI or any successor in interest thereto (the “PSA Receivables”), the PSA Receivables and all proceeds therefrom;

(m)	“Swap and Purchase Agreement” means the PPI Swap and Purchase Agreement dated May 19, 2006 between the Participant, EMCLP and EPCOR Utilities Inc.;

(n)	“SD Extension PPI” means a SD Participant Power Interest as represented by a Capacity Commitment of 14.52714759 MW;

(o)	“SD Extension Purchase Price” means the amount of $22,291,593 being the purchase price payable by the Borrower to the Lender under the PPI Swap and Purchase Agreement for the SD Extension Rights;

(p)	“SD PSA” means the Power Syndicate Agreement (Sundance) made among EPCOR PPA Management Inc., Slave Lake Pulp Partnership, a partnership of Alberta Pulp Ltd. and West Fraser Mills Ltd., Millar Western Forest Products Ltd., Dow Chemical Canada Inc. and ANC Power Company, a joint venture of West Fraser Newsprint Ltd. and WNC Power Inc. dated January 1, 2001, as amended;

(q)	“Tax Agreement” means the Tax Agreement made between the Borrower and EMCLP dated June 5, 2006;

(r)	“Tax Loan Agreement” means the loan agreement referenced in the Tax Agreement which may be entered into between the Lender and the Borrower;

(s)	“Term” means the period beginning on June 5, 2006 and ending on December 31, 2020;

2.	Use of Proceeds. The Borrower covenants and agrees with the Lender that the Loan proceeds will be used by the Borrower as follows: to purchase the SD Extension PPI from the Lender, and for no other purpose whatsoever without the express written consent of the Lender.

3.	Term and Prepayment.

(a)	Subject to subsection 3(b), the Loan shall be payable by the Borrower to EMCLP in equal monthly blended principal and interest instalments of $183,049.00 over the balance of the Term, such instalments being due and payable on the date which is the PPA Payment Date under the SD PSA, with such payment to be made each month during the Term.

(b)	Any outstanding balance of the Loan and all accrued interest, bonus and other costs or charges payable hereunder or under the security documents (collectively the “Outstanding Balance”), will be immediately due and payable by the Borrower to the Lender on the earlier of:

(i)	the exercise by EPMI of a Termination Right (as defined in the SD PSA) in accordance with Part 17 of the SD PSA;

(ii)	the election by EPMI under Part 17 of the SD PSA to terminate its rights and obligations under the SD PSA;

(iii)	the election by the Borrower under Part 17 of the SD PSA to terminate its rights and obligations under the SDPSA;

(iv)	the occurrence of an Event of Default; and

(v)	the date of any disposition by the Borrower of all or a portion of its interest in the SD PSA in the event that the Borrower has not made arrangements satisfactory to the Lender, in its discretion, with respect to providing replacement security or performance assurance to satisfy the Borrower’s obligations under this Agreement and the Tax Agreement.

(c)	All payments made hereunder will be applied on account of the Outstanding Balance, first to interest and any other costs or charges then owing, then to principal.

4.	Interest. Interest will accrue on the principal balance outstanding from the date of advance at the rate of Five and Thirty-five one hundredths percent (5.35%) per annum, calculated and compounded monthly (effective annual rate of 5.48%) not in advance, and be payable as well as after maturity, default and judgment.

5.	Security. As security for the payment of the Outstanding Balance and the performance of the Borrower’s obligations to the Lender, the Borrower will grant or cause to be granted to the Lender the following:

(a)	a promissory note in the principal sum of the Loan, executed by the Borrower;

(b)	a security agreement executed by the Borrower under which the Borrower will grant a first security interest in favour of the Lender over the Mortgaged Property;

(c)	the Amended Letter Agreement;

(d)	the Direction to Pay; and

(e)	such other security documents, solicitor’s opinions, resolutions, certificates, approvals and other documents as may be reasonably required by the Lender.

6.	Conditions Precedent. As conditions precedent to the advance of the Loan by the Lender:

(a)	the Borrower will have:

(i)	executed and delivered all of the security documents referred to in paragraph 5 and the documents, securities and instruments referred therein and the Lender will have completed all registrations and other filings that may be prudent or necessary to perfect the Lender’s security therein;

(ii)	delivered a certified copy of its directors’ resolutions authorizing the borrowing of the Loan and the execution and delivery of this Agreement and all agreements, documents and instruments referred to herein, together with an officer’s certificate, certifying certain factual matters, in form and terms satisfactory to the Lender;

(iii)	executed and delivered the Swap and Purchase Agreement;

(iv)	not defaulted or be in default under any of its obligations to the Lender or its Affiliates;

(v)	caused to be executed and delivered a legal opinion of Borrower’s counsel, in form and terms satisfactory to the Lender and its counsel.

(b)	the representations and warranties of the Borrower contained in paragraph 7 will be true and correct in all material respects and the Borrower will have complied with all covenants required to be complied with by it prior to the advance of the Loan by the Lender.

If any of the foregoing conditions precedent are not satisfied or waived by the Lender in writing on or before June 5, 2006, this Agreement will terminate, and the Lender will be under no further obligation to the Borrower in connection with the transaction contemplated herein.

7.	Representations and Warranties. The Borrower represents and warrants to the Lender as follows:

(a)	the Borrower is a duly organized and validly existing corporation, up-to-date in all filings required by any jurisdiction in which it is registered to do business; it has the power to own its property and to carry on its business as now being conducted; it is duly qualified and registered to engage in its business and is in good standing in each of the jurisdictions in which the character of the properties owned by it or the transaction of its business makes such qualification and registration necessary;

(b)	the Borrower has full right, power and authority to enter into this Agreement and to execute and deliver this Agreement and the performance by it of its obligations under this Agreement as well as the borrowing hereunder has been duly authorized by all necessary action on its part including, without limitation, the authorization of its directors;

(c)	this Agreement and each of the documents and instruments delivered pursuant to this Agreement constitute and will constitute legal, valid and binding obligations of the Borrower enforceable against it in accordance with their terms except as the foregoing may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforceability of creditors’ rights generally;

(d)	the execution of, delivery of, and performance by the Borrower of this Agreement and all obligations contemplated by this Agreement and the borrowing hereunder will not:

(i)	violate any provision of law, any rule, regulation or order of any court or other agency of government, constating documents or by-laws of any of the Borrower; or

(ii)	violate, be in conflict with, result in a breach of or constitute a default under any mortgage, indenture, contract, undertaking or other agreement to which the Borrower is a party or by which it is bound or which is binding upon any of its properties, assets or revenues; or

(iii)	result in the creation or imposition of any security interest, lien, charge or other encumbrance of any nature whatsoever upon any of the properties, assets or revenues of the Borrower except as provided in this Agreement;

(e)	no registration or filing with, approval by, or consent of, any person is required to be made or obtained by the Borrower in connection with the execution, delivery or performance of this Agreement, except as may be necessary to perfect the lien hereof, provided however that no representation is made in relation to the Competition Act (Canada);

(f)	except as disclosed in writing to the Lender prior to the date of this Agreement, there are no actions, suits, claims or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting it before any court or by or before any government or instrumentality which, if adversely determined, would have a material adverse effect on the Borrower’s financial condition or business and there exists no default by it with respect to any order, writ, injunction, decree or demand of any court or government instrumentality;

(g)	no Event of Default has occurred and is continuing;

(h)	except as set out in this Agreement, the Borrower has not encumbered, mortgaged or charged the Mortgaged Property, and the Borrower is not aware of any liens, charges, mortgages, claims or encumbrances on or against the Mortgaged Property; and

(i)	the Borrower;

(i)	is not in violation of any governmental requirement; and

(ii)	has not failed to obtain any licence, permit, franchise or other governmental authorization necessary to its ownership of the Mortgaged Property or the conduct of its business which violation or failure would have (in the event such violation or failure were asserted by any person through appropriate action) a material adverse effect upon the business or operations of the Borrower.

8.	Positive Covenants of the Borrower. The Borrower covenants and agrees that so long as any monies will be outstanding under this Agreement:

(a)	to pay the principal sum, interest and other monies hereby secured in accordance with the terms of this Agreement and the security and other documents to be granted pursuant hereto;

(b)	at all times maintain its corporate existence and the corporate existence of all other corporations owned or controlled by it that own assets material to the Borrower’s business;

(c)	duly perform its obligations under this Agreement and all security and other agreements and instruments executed and delivered hereunder or thereunder;

(d)	furnish and give to the Lender (if such is the case) notice that an Event of Default has occurred and, if applicable, is continuing or notice in respect of any event which would constitute an Event of Default hereunder and specifying the nature of same;

(e)	perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement;

(f)	upon request by the Lender, to furnish to the Lender

(i)	within sixty (60) days after the end of each quarter of its fiscal year the Financial Statements of the Borrower for such quarter; and

(ii)	annually within one hundred and twenty (120) days after the end of each fiscal year the Financial Statements of the Borrower together with, if available, the report of its auditors thereon, to the extent that the Borrower’s year end occurs during the period when this Agreement is outstanding;

(g)	to full pay and discharge as and when same become due and payable all taxes (including local improvement rates), rates, duties and assessments that may be levied, rated, charged or assessed against the Borrower or the Mortgaged Property or any part thereof, and if the Borrower fails to pay any of such taxes, rates, duties or assessments and if it is not in good faith contesting same, the Lender may pay, but shall not be obliged to pay, the same and any amounts so paid by the Lender shall become and form part of the principal sum secured hereby and shall bear interest at the aforesaid rate until paid;

(h)	not to, without the prior written consent of the Lender:

(i)	surrender, quit, claim or permit to lapse any documents or instrument; or

(ii)	make or permit to be made any material amendment to or modification of any document or instrument that would have the effect if, as a result thereof, the value of the Mortgaged Property would be materially diminished or the security granted pursuant hereto would be impaired;

(i)	to duly perform and observe all duties, covenants, agreements and obligations on its part to be performed or observed under all documents and instruments affecting, relating to or comprising a part of the Mortgaged Property and, unless otherwise approved of in writing by the Lender, the Borrower will maintain or cause to be maintained all such documents and instruments, insofar as and to the extent that they relate to the Mortgaged Property, in full force and effect in accordance with their terms; and

to take all necessary or desirable measures to enforce or cause to be enforced promptly the performance and observance of the obligations of all other persons under each of the agreements, contracts, documents and other instruments constituting part of the Mortgaged Property or pertaining or relating to the Mortgaged Property.

9.	Negative Covenants of the Borrower. The Borrower covenants and agrees with the Lender that the Borrower will not without first obtaining the written consent of the Lender:

(a)	make, give, create or permit or attempt to make, give or create any mortgage, charge, lien or encumbrance over the Mortgaged Property; and

(b)	sell, exchange, transfer, assign or dispose of any part of the Mortgaged Property.

10.	Events of Default. Each and every of the events set forth in this paragraph will be an event of default (“Event of Default”):

(a)	if the Borrower fails to make any payment of principal or interest when due hereunder;

(b)	if the Borrower defaults in observing or performing any material term, covenant or condition of this Agreement, the Tax Loan Agreement, or any other collateral document delivered under such agreements or in connection with the Loan, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for five (5) Business Days;

(c)	if any of the Borrower’s representations, warranties or other statements in this Agreement or any other document delivered pursuant hereto or in connection with the Loan were at the time given false or misleading in any material respect;

(d)	if the Borrower defaults, in any material respect, in observing or performing any term, covenant or condition of the SD PSA, after the expiry of any applicable cure period;

(e)	if the Borrower permits any sum which has been admitted as due by the Borrower, or is not disputed to be due by it, and which forms or is capable of being made a charge upon the Mortgaged Property to remain unpaid or not challenged for 30 days after proceedings have been taken to enforce the same;

(f)	if the Borrower fails to provide the Margin L/C within 3 Business Days of a request therefor by the Lender;

(g)	any order is made or an effective resolution is passed for the dissolution, liquidation or winding-up of the Borrower or other cancellation or suspension of its incorporation or if a petition is filed for the winding-up of the Borrower except to the extent that any of these are permitted by this Agreement or consented to by the Lender;

(h)	the Borrower is found to be insolvent or bankrupt by a court of competent jurisdiction or makes an authorized assignment of its assets or a compromise or arrangement for the benefit of its creditors, makes a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada), seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous law in Canada or the United States, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian or other person with similar powers over all or any substantial portion of its assets, files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditor’s rights or consents to, or acquiesces in, the filing of such a petition; or if a petition in bankruptcy is filed or presented against the Borrower;

(i)	any proceedings with respect to the Borrower are commenced under the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada);

(j)	the Borrower ceases or threatens to cease to carry on its business or it the Borrower commits or threatens to commit any act of bankruptcy;

(k)	a receiver (including a receiver manager) of all or any material part of the Borrower’s property or assets or a trustee, liquidator, custodian or other official with similar powers is appointed;

(1)	the Borrower shall permit any sum which has been admitted as due or which is not disputed to be due and which forms or is capable of forming a charge, lien, encumbrance or claim upon the Mortgaged Property or any portion thereof in priority to or pari passu with the charge or security interest created by the Agreement, to remain unpaid for ten (10) days after proceedings have been taken to enforce the same as a charge, lien, encumbrance or claim; or

(m)	any obligation or other provision in this Agreement or any security granted pursuant hereto ceases to be legally valid, binding and enforceable or any person contests the legality, validity, binding nature or enforceability of this Agreement or any security granted pursuant hereto and, in the opinion of the Lender, acting reasonably, it is determined that the security might be at risk.

11.	Effect of Event of Default. If any one or more of the Events of Default occur or occurs and is or are continuing, the Lender may without limitation in respect of any other rights it may have in law or pursuant to this Agreement or any other document or instrument delivered hereunder, (i) accelerate the principal amounts of all remaining payments and demand immediate payment of all monies owing hereunder, and (ii) deliver to EPMI the Direction to Pay. An Event of Default hereunder shall be deemed to be an Event of Default by the Borrower under the SD PSA and under the Tax Loan Agreement.

12.	Lender’s Legal Fees. The Borrower will pay for the Lender’s reasonable legal fees and other costs, charges and expenses of and incidental to any Event of Default and any enforcement or collection proceedings resulting therefrom.

13.	Indemnity. The Borrower agrees to indemnify and save harmless the Lender and each of its directors, officers, employees and agents from and against all liabilities, claims, losses, damages and reasonable costs and expenses in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any Event of Default under this Agreement.

14.	Notices. In this Agreement:

(a)	any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out below:

(i)	if to the Lender:

EPCOR Merchant and Capital L.P.

8th Floor, 505 - 2nd Street SW

Calgary, Alberta

T2P 1N8

Attention:             President

Fax No:                (403)717-4601

(ii)	if to the Borrower:

16640 - 111 Avenue

Edmonton, Alberta

Attention:             Jack Joys, Director, Energy & Procurement

Fax No:                (780) 486-8284

or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

(b)	notice or communication will be considered to have been received:

(i)	if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

(ii)	if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

(iii)	if mailed by prepaid registered post upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

15.	Assignment. The Borrower acknowledges and agrees that the Lender may assign all or part of the Loan, this Agreement and all collateral agreements, documents or instruments delivered hereunder to one or more assignees, free from any right of set-off or counterclaim or equity, subject only to the Lender’s notification of such assignment or assignments being given in writing to the Borrower. This Agreement may not be assigned by the Borrower without the prior written consent of the Lender.

16.	Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

17.	Waivers. No failure or delay on the Lender’s part in exercising any power or right hereunder will operate as a waiver thereof.

18.	Remedies are Cumulative. The Lender’s rights and remedies hereunder are cumulative and not exclusive of any rights or remedies at law or in equity.

19.	Time. Time is of the essence of this Agreement and all documents or instruments delivered hereunder.

20.	Invalidity. If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby to the fullest extent possible by law.

21.	Governing Laws. This Agreement will be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. The Borrower and the Lender submit to the non-exclusive jurisdiction of the Courts of the Province of Alberta and agree to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction it may deem appropriate.

22.	Amendment. This Agreement may be varied or amended only by or pursuant to an agreement in writing signed by the parties hereto.

23.	Schedules. All Schedules attached hereto will be deemed fully a part of this Agreement.

24.	Currency. All references herein to “dollars” or “$” are to Canadian dollars, unless otherwise indicated.

25.	Counterparts. This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

IN WITNESS WHEREOF each of the parties has executed this Agreement on the date first above written.

EPCOR MERCHANT AND CAPITAL L.P., by its General Partner
EPCOR MERCHANT AND CAPITAL INC.

By:	/s/ Brian Vaasjo
Name:	Brian Vaasjo
Title:	Executive Vice President

By:	/s/ Jim Oosterbaan
Name:	Jim Oosterbaan
Title:	Senior Vice President

MILLAR WESTERN FOREST PRODUCTS LTD.

By:
Name:	H. MacKenzie Millar
Title:	President and Chief Executive Officer

By:
Name:	Carol E. Cotton
Title:	Senior Vice President and Chief Financial Officer

This is a signature page to the SD Extension Loan Agreement made between EPCOR Merchant and Capital L.P. and Millar Western Forest Products Ltd.

IN WITNESS WHEREOF each of the parties has executed this Agreement on the date first above written.

EPCOR MERCHANT AND CAPITAL L.P., by its General Partner
EPCOR MERCHANT AND CAPITAL INC.

By:
Name:	Brian Vaasjo
Title:	Executive Vice President

By:
Name:	Jim Oosterbaan
Title:	Senior Vice President

MILLAR WESTERN FOREST PRODUCTS LTD.

By:	/s/ H. MacKenzie Millar
Name:	H. MacKenzie Millar
Title:	President and Chief Executive Officer

By:	/s/ Carol E. Cotton
Name:	Carol E. Cotton
Title:	Senior Vice President and Chief Financial Officer

This is a signature page to the SD Extension Loan Agreement made between EPCOR Merchant and Capital L.P. and Millar Western Forest Products Ltd.